Exhibit 11
AMSCAN HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Four
	Months		Eight Months
	Ended		Ended
	April 30,		December 31,				Years Ended December 31,
	2004		2004		2005		2006		2007		2008
			(Dollars in thousands)
Earnings:
(Loss) income before taxes and minority interests	$(1,395)		$14,380		$17,221		$10,818		$32,953		$63,821
Add: fixed charges	9,800		21,674		36,230		82,362		91,462		98,661

Earnings as adjusted:	$8,405		$36,054		$53,451		$93,180		$124,415		$162,482

Computation of Fixed Charges:
Interest, expensed and capitalized	$8,494		$19,137		$31,989		$55,007		$54,900		$51,171
Interest portion of rent expense	1,306		2,537		4,241		27,355		36,562		47,490

Total Fixed Charges	$9,800		$21,674		$36,230		$82,362		$91,462		$98,661

Ratio of earnings to fixed charges	0.9	x	1.7	x	1.5	x	1.1	x	1.4	x	1.6	x

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